EXHIBIT 99.1

Portage Biotech Announces Clinical Trial Collaboration Agreement with Merck

Study will evaluate PORT-2 in combination with KEYTRUDA® (pembrolizumab) for the treatment of patients with front-line as well as refractory non-small cell lung cancer (NSCLC)

WESTPORT, Conn., Nov. 08, 2022 (GLOBE NEWSWIRE) -- Portage Biotech Inc., (NASDAQ: PRTG) (“Portage” or the “Company”), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, today announced that it has entered into an agreement with Merck (known as MSD outside the US and Canada). The collaboration will evaluate Portage’s lead invariant natural killer T cell (iNKT) agonist, PORT-2, in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 (programmed death receptor-1) therapy, for patients with front-line as well as PD-1 refractory non-small cell lung cancer (NSCLC).

Under the terms of the agreement, Merck will be providing KEYTRUDA for Portage Biotech’s IMPORT-201 trial, a Phase 1/2 study of PORT-2 for patients with NSCLC and advanced melanoma (also known as KEYNOTE E69). The two companies will establish a Joint Development Committee to optimally evaluate the study’s combination arms.

PORT-2 is an iNKT agonist packaged in a liposome and is designed to activate both the innate and adaptive immune systems and inhibit negative signals in the tumor microenvironment. Preclinical data have shown that PORT-2 increases expression of PD-L1 on cancer cells. Additionally, PORT-2 demonstrated single agent activity in PD-1 resistant animal tumor models, and the combination of PORT-2 plus an anti-PD-1 antibody restored sensitivity to anti-PD-1 therapy in these models. As reported at the 2022 American Society of Clinical Oncology (ASCO) conference, early clinical data suggests that PORT-2 is well tolerated and active as a monotherapy.

“We are pleased to collaborate with Merck, a long-established leader in cancer immunotherapy, to explore how our complementary mechanism with KEYTRUDA has the potential to further enhance long-term clinical benefit for people with cancer and also expand the eligible population to include those who do not currently receive anti-PD-1 therapy,” said Dr. Ian Walters, Chief Executive Officer of Portage Biotech. “Checkpoint inhibitors have made a paradigm-shifting contribution to the cancer treatment landscape, but many patients still have a limited response or eventual recurrence. We see potential for our unique approach of using iNKT agonists to initiate an immune response in tumors that have become refractory to checkpoint therapy or to increase the number of front-line patients achieving more durable responses, and are excited to be collaborating with Merck to advance our clinical development for PORT-2.”

Portage’s unique four arm Phase 2 trial, IMPORT-201, will seek to evaluate PORT-2 in multiple settings with unmet medical need:

  Randomized cohort: Patients with first-line PD-L1 positive NSCLC (TPS PD-L1 >50%) will be randomized to receive KEYTRUDA alone or in combination with PORT-2. Those patients in the KEYTRUDA group will be offered the opportunity to cross over at progression to determine whether PORT-2 will resensitize them to checkpoint inhibition.
  NSCLC proof of concept: Patients with PD-L1 negative (TPS <1%) NSCLC will undergo biopsy before and after one dose of PORT-2 to evaluate if PORT-2 increases PD-L1 expression, followed by treatment with PORT-2 in combination with KEYTRUDA.
  Melanoma proof of concept: Patients with immunotherapy-refractory melanoma will be treated with PORT-2 monotherapy.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co. LLC., Rahway, N.J., USA.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of six diverse platforms, with lead programs including invariant natural killer T cell (iNKT) agonists and a suite of therapeutics targeting the adenosine pathway. Portage expects to report multiple clinical readouts through the end of 2024. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

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